Exhibit 2(c)

      To correct an inadvertent and technical omission from the Agreement and Plan of Merger dated January 27, 1998 (the "Merger Agreement") the parties to it agreed to amend the Agreement to revise the description of Interchange Bank's authorized capital in Section 1.7 by adding the following language to the 9th line of that section, after "... including capital reserves,":

            "... and $465,850 net unrealized gain on securities available for sale..."

      An amended page incorporating the above change was circulated and initiated by the parties and included with the Merger Agreement.